CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in SilverCrest Metals Inc.’s Annual Report on Form 40-F for the year ended December 31, 2018 of our report dated March 11, 2019, relating to the consolidated financial statements, which appear in the Annual Report.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 13, 2019